August 25, 2005

                                                              Thomas J. Poletti
                                                              310.552.5045
                                                              Fax:  310.552.5001
                                                              tpoletti@klng.com

Via Edgar and Fed Ex

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:  John Reynolds

Re:      SRKP 3, Inc.
         Registration Statement on Form SB-2
         File Number:  333-126441
         Filed July 7, 2005

Dear Mr. Reynolds:

On behalf of SRKP 3, Inc. (the "Company") we hereby transmit for filing Amendment No. 1 to Form SB-2 filed July 7, 2005 ("Amendment No. 1"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 1 (marked to show changes and additions from the Form SB-2 filed July 7, 2005 (the "SB-2")). We have been advised that changes in Amendment No. 1 from the SB-2, as submitted herewith in electronic format, have been tagged.

The staff of the Securities and Exchange Commission (the "Staff") issued a comment letter, dated August 19, 2005, in respect of the above-referenced filing. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 1.

GENERAL

      1. Comment: Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

            Response: Further to the request of the Staff, we have included an updated consent with Amendment No. 1. We respectfully submit that updated financial statements are not required at this time, but will be provided as necessary in any additional amendments.

      2. Comment: Please file all exhibits, including, but not limited to, the Escrow Agreement and the legality opinion and consent, as soon as practicable to allow sufficient time for the staff to review them. Please supplementally provide us with forms of any exhibits which you do not file with the next amendment to allow us to comment in a timely manner.


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Office of Emerging Growth Companies
Securities and Exchange Commission
August 25, 2005
Page 2


            Response: Further to the request of the Staff, we have filed the Escrow Agreement and the legal opinion of Kirkpatrick & Lockhart Nicholson Graham LLP as Exhibits 4.2 and 5.1, respectively, to Amendment No. 1.

COVER PAGE

      3. Comment: Please delete the statement that this price is an estimate of market value for purposes of this offering.

            Response: Further to the request of the Staff, this statement has been deleted.

SUMMARY FINANCIAL INFORMATION, PAGE 3

      4. Comment: Please update the numbers to the most recent date practicable and revise throughout the prospectus, if applicable.

            Response: We respectfully submit that the summary financial information does not need to be updated in the prospectus because updated financial statements are not required at this time. Updated summary financial information will be provided as necessary in any additional amendments.

RISK FACTORS, PAGE 4

      5. Comment: Remove from the first paragraph of this risk factor section the following: "that we are currently aware of"; and "including, but not limited to, those risk factors discussed below." All material risk factors should be disclosed in this section. If risks are not material they should not be referenced. Please revise accordingly.

            Response: We note your comment and have revised the referenced paragraph accordingly.

RIGHTS AND PROTECTIONS UNDER SECURITIES ACT RULE 419, PAGE 8

      6. Comment: In the second from the last paragraph on page 8, in your disclosure regarding the return of the escrowed funds, please add that, if you return them, you will send the funds by "first class mail or other equally prompt means to the purchaser." Do the same under "Rights and Protections Under the Terms and Provisions of the Escrow Agreement" on page 9.

            Response: We note your comment and have revised the prospectus accordingly.

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Office of Emerging Growth Companies
Securities and Exchange Commission
August 25, 2005
Page 3


RIGHTS TO INFORMATION, PAGE 9

      7. Comment: Please combine into one section all the information required by Item 101(c). Presently, this section and that entitled "Where You Can Find More Information" on page 26 contains parts of the information the Item requires. Also, use the new address of the
            Commission: 100 F Street, N.E., Washington, DC 20549.

            Response: We note your comment and have revised the prospectus accordingly.

CAPITALIZATION, PAGE 11

      8. Comment: Please update the information to the most recent date practicable.

            Response: We respectfully submit that the capitalization information does not need to be updated in the prospectus because updated financial statements are not required at this time. Updated capitalization information will be provided as necessary in any additional amendments.

      9. Comment: In the second paragraph you have disclosed that Mr. Krinsky "will not be an associated person of a broker or dealer at the time of his participation in the sale of [your] securities." We note the following:

            o Mr. Krinsky is on a management team that includes two persons who control a broker/dealer,

            o The issuer itself is controlled by affiliated person of a broker/dealer,

            o Mr. Krinsky's address listed under your Item 403 of Regulation S-B disclosure indicates he shares the same address as a broker/dealer, and

            o It appears that Mr. Krinsky will be conducting the offering from the offices of a broker/dealer since this is a self-underwritten offering.

            Considering the foregoing, please advise us of how Mr. Krinsky is not an associated person of a broker or dealer. Upon receipt of your analysis, we may forward your response to the Division of Market Regulation and have further comments.

            Response: We respectfully submit that Mr. Krinsky is not an associated person of a broker or dealer because:

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Office of Emerging Growth Companies
Securities and Exchange Commission
August 25, 2005
Page 4


            (a) His activities are within the safe harbor of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and

            (b) His activities do not fall within the statutory definition of a broker or dealer.

            Preliminarily, Mr. Krinsky is not associated in any way with Westpark Capital, the broker-dealer referred to in your letter. The fact that Mr. Krinsky is Secretary and a director of the Company and two other officers/directors are associated persons of that broker-dealer does not make Mr. Krinsky an associated person of that broker-dealer. Nor does the mere fact that the CEO and CFO of the Company, who collectively own 35% of the stock of the Company, are associated with the broker-dealer make Mr. Krinsky an associated person of the broker-dealer.

            Mr. Krinsky, formerly General Counsel of the City of Hope, is a practicing attorney with the law firm of Ropes & Gray, and his office is at One Embarcadero Center, Suite 2200, San Francisco, California 94111-3627. He does not have an office at the broker-dealer. The Company used that office address in the preliminary prospectus as a convenience. The Company has changed the address in Amendment No. 1 to Mr. Krinsky's home address. Mr. Krinsky will not conduct the offering from the office of the broker-dealer. Also, Mr. Krinsky will receive no compensation, transaction or otherwise, for his activities related to the offering, or as an officer or director of the Company.

            Thus, Mr. Krinsky's activities as described in the preliminary prospectus fall within the safe harbor of Rule 3a4-1. In addition, Mr. Krinsky's activities do not fall within the statutory definition of broker or dealer. A broker is defined in Section 3(a)(4) of the Exchange Act as "...any person engaged in the business of effecting transactions in securities for the account of others..." Mr. Krinsky, a practicing attorney, is not "engaged in the business" of effecting securities transactions for the account of others. He is assisting the Company, of which he is a shareholder, officer and director, in issuing its securities. He is not being compensated in any way for these activities. He does not engage in these activities for other companies. Thus, he is not engaged in the business of effecting securities transactions for the account of others. The same analysis applies to a dealer, but we respectfully submit that that issue is moot in this case because he is not buying and selling securities for his own account.

      10. Comment: We note that Mr. Krinsky is the person who will conduct the self-underwritten offering of SRKP 1, 2 and 3. In light of the restrictions under Rule 3a4-1(a)(4)(iii) of the Securities Exchange Act of 1934, please revise to discuss the day to day activities Mr. Krinsky will engage in while conducting the offering of all three companies. Explain how he will determine which companies shares he will offer to each person he contacts. Discuss how he will "contact potential investors." Clarify if the recipients of the prospectus are already aware that they will receive a copy of this document. Will all responses to inquiries be conducted out of your offices? Will he also participate in the search for a target company?

Office of Emerging Growth Companies
Securities and Exchange Commission
August 25, 2005
Page 5

            Response: As stated above, we respectfully submit that Mr. Krinsky's activities do not fall within the statutory definition of broker or dealer. In addition, we are informed that Mr. Krinsky's activities are also within the parameters of Rule 3a4-1(a)(4)(iii) of the Exchange Act. Mr. Krinsky only provides persons interested in the offering with a copy of the registration statement; all such persons are not selected by Mr. Krinsky, but rather have independent knowledge of the offering and have inquired of Mr. Krinsky how they can have more information. No oral solicitations have been or will be made. In addition, Mr. Krinsky will conduct no responses out of the offices of the Company and will in no way participate in the search for a target company.

      11. Comment: We note that you indicate that you will file an amendment to the registration statement with the Commission in the event you retain a broker who may be deemed an underwriter. Please revise the disclosure to indicate that: if the company enters into an agreement, after effectiveness, to retain a broker-dealer and the broker-dealer is acting as an underwriter then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer and providing the required information on the plan of distribution; and you must file the agreement as an exhibit to the registration statement. Please note that, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department. We may have further comment.

            Response: We note your comment and will revise the disclosure accordingly. Please note that the Company has no present intention of retaining a broker-dealer in connection with the sale of its securities.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.


Sincerely,

/s/ Thomas J. Poletti
---------------------------------
Thomas J. Poletti


cc:   Richard Rappaport, SRKP 3, Inc.